650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

FIRM / AFFILIATE OFFICES

	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
April 2, 2024	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Silicon Valley
	Hong Kong	Singapore
	Houston	Tel Aviv
	London	Tokyo
	Los Angeles	Washington, D.C.
Madrid

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Lauren Sprague Hamill

Joe McCann

Re:	AEON Biopharma, Inc. Amendment No. 2 to the Registration Statement on Form S-1

Filed November 24, 2023

File No. 333-274094

Ladies and Gentlemen:

On behalf of AEON Biopharma, Inc. (the “Company”), please find enclosed for submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 to the Company’s Registration Statement on Form S-1 (“Amendment No. 3”). The Company previously filed a Registration Statement on Form S-1 with the Commission on August 18, 2023 (the “Original Filing”), an Amendment No. 1 to the Original Filing on October 23, 2023 (“Amendment No. 1”), and an Amendment No. 2 to the Original Filing on November 24, 2023 (“Amendment No. 2”). Amendment No. 3 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 2 received on December 19, 2023 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3 and all references to page numbers in such responses are to page numbers in Amendment No. 3.

April 2, 2024

Cover Page

1.	We reissue prior comment 1. With respect to the FPA Funding Amount Subscription Agreements, it remains unclear whether the company has completed a Section 4(a)(2)-exempt sale of the securities to the investor such that the investor was at market risk at the time of filing of the resale registration statement. Given the pricing structure and downside protection afforded by the Forward Purchase Agreement, please explain how the registered resales here would be valid secondary offerings and why the sellers should not be identified as underwriters in this registration statement. For example, it is unclear how the FPA Funding Amount Subscription Agreements should be considered true secondary sales where the resellers retain discretion to, among other things, specify a valuation date in the Forward Purchase Agreement. To register a resale for a valid PIPE, the investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. Refer to Securities Act Sections C&DI 139.11.

Response: The Company respectfully acknowledges the Staff’s comment and notes that, as of March 18, 2024, the Forward Purchase Agreements have been terminated. Therefore, the Company believes that the requested disclosure is no longer relevant.

Forward Purchase Agreements and Related Subscription Agreements

2.	Please balance the disclosure on page 2 concerning the $66.7 million of “aggregate consideration” by explaining that Atalaya and Polar may never pay you any proceeds pursuant to the terms of the FPAs.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 66, 70, 77 and F-25.

3.	Please revise the opening paragraph under the heading to explain why the parties entered into separate FPA and FPA subscription agreements. In this regard, clarify the separate purpose of each agreement as well as their related nature.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 2.

4.	We refer to the second paragraph under the heading. Please explain how the Recycled Shares relate to the Forward Purchase Agreements and Related Subscription Agreements. Alternatively, please move the discussion to the section concerning the New Money Subscription Agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2–3 in order to correctly identify such shares as previously redeemed shares of Priveterra Class A Common Stock for which all redemption rights were irrevocably waived and which ACM was permitted to net against the $3.5 million that ACM was otherwise obligated to pay the Company under its respective New Money PIPE Subscription Agreement, as opposed to “Recycled Shares” as defined in the Forward Purchase Agreements.

April 2, 2024

Transactions with Atalaya and Polar

5.	Please tell us your basis for disclosing that the company “obtained” $7 million in “proceeds” from the New Money PIPE Subscription. Based on your disclosure on pages 3 and 83, it appears that the company may have received $3.5 million of proceeds from Polar but only $1.0 million from ACM. Relatedly, please tell us your basis for disclosing that ACM paid $7.00 per share for its 500,000 New PIPE Shares. Also, revise to explain why it was necessary or preferential from the company’s perspective that ACM purchase existing shares from redeeming shareholders rather than receive new shares issued by the company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 3.

6.	We note your disclosure on page 68 indicating that the 236,236 Recycled Shares purchased by Seller ACM were subsequently resold on public markets following the Business Combination. It appears from the disclosure on page 83 that ACM paid $2.5 million on the open market for these shares. Please revise page 2 to disclose the proceeds to the Company provided by the Recycled Shares, and disclose the aggregate proceeds ACM received from such resale(s), ACM’s net gain/loss on their purchases and resale(s) and the timeframe during which the resale(s) were made.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 3.

7.	With respect to your discussion of the "Valuation Date" on page 3, please revise to disclose whether there is a deadline for determining when a "Registration Failure" is deemed to have occurred, or advise.

Response: The Company respectfully acknowledges the Staff’s comment and notes that, as of March 18, 2024, the Forward Purchase Agreements have been terminated. Therefore, the Company believes that the requested disclosure is no longer relevant.

8.	Explain what happens if the two-year period expires and Atalaya and Polar have not sold some or all the FPA shares.

Response: The Company respectfully acknowledges the Staff’s comment and notes that, as of March 18, 2024, the Forward Purchase Agreements have been terminated. Therefore, the Company believes that the requested disclosure is no longer relevant.

April 2, 2024

9.	You disclose on page 3 that in the event of a Dilutive Offering, the maximum number of shares available under the Forward Purchase Agreements could be increased if the Dilutive Offering occurs at a price below $10.00 per share. Please further revise here and throughout where appropriate to provide a hypothetical example clarifying how a reset of the maximum number of shares subject to the Forward Purchase Agreements would impact the calculation of the settlement amount of cash and/or securities owed to the Company and the Sellers following a Valuation Date.

Response: The Company respectfully acknowledges the Staff’s comment and notes that, as of March 18, 2024, the Forward Purchase Agreements have been terminated. Therefore, the Company believes that the requested disclosure is no longer relevant.

10.	Explain why the parties executed the Letter Agreements and their connection to the New PIPE Subscriptions. Explain the benefit(s) that Atalaya and Polar derive from these Letter Agreements and corresponding risks to the company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3–4 and 78–79.

Description of the Business Combination

11.	Please revise here, and elsewhere as appropriate, to explain the components of the Available Closing Cash, which you state on pages 65-66 was approximately $40.3 million, and which would have been approximately $33.3 million but for the New Money PIPE Investment.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the Company’s financial statements as of December 31, 2023 and 2022 and for the years then ended have been included in Amendment No. 3 and the section titled Unaudited Pro Forma Condensed Consolidated Combined Financial Information included in Amendment No. 2 has subsequently been removed and the requested disclosure is no longer relevant.

Liquidity and Capital Resources

12.	Please revise this section to clarify why the funding available to and delivered to the Company at Closing was $30.3 million in light of your disclosure on page 65 that the Available Closing Cash was approximately $40.3 million.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 70.

13.	You state on page 83 that in connection with the Merger, the Company entered into the Forward Purchase Agreements which "provide the Company with additional potential funding of up to approximately $73 million." We note that this statement appears to be inconsistent with your disclosure on pages 2, 3 and elsewhere seemingly indicating that because the Reset Price is currently set at the floor of $7.00 per share without contemplation of subsequent upward adjustment, prior to a Valuation Date, the maximum proceeds you could receive from the Prepayment Amount is $43,925,000. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and notes that, as of March 18, 2024, the Forward Purchase Agreements have been terminated. Therefore, the Company believes that the requested disclosure is no longer relevant.

April 2, 2024

AEON Biopharma, Inc. Financial Statements for Fiscal Quarter Ended September 30, 2023

14.	Please address the following points related to all amounts reported “on the line” including the amounts depicted in the Accumulated Deficit column in your table on page F-45 in connection with the merger:

(a)	Provide us with an overview of the nature and terms of the forward purchase agreements ("FPAs") and New Money PIPE Subscription Agreements and Letter Agreements ("New Money PIPE").

(b)	As part of your response, tell us the extent to which the each of the items reported “on the line” were part of or specifically referenced in the merger agreements.

(c)	Provide us with a description and background of all items recorded "on the line", where specifically they are disclosed in your footnotes, and explain for each how you determined they were contingent on the consummation of the merger such that “on the line” treatment was appropriate.

(d)	For each of the items reported “on the line”, tell us how you determined that reporting these amounts elsewhere, such as on the Statement of Operations of Priveterra, Old AEON, the Predecessor, or the Successor, etc., would have been precluded or was otherwise not appropriate and why. Similarly, if there are any amounts reported “on the line” because they would have been recorded by Priveterra or Old AEON, but not presented in the registration statement, provide an explanation for that as well.

(e)	Tell us how the negotiations with the PIPE investors progressed in contemplation of the de-SPAC transaction and if any alternative structures were considered.

(f)	The 2014 speech referenced in your response letter speaks to expenses incurred. Tell us how you considered the upfront charge on the issued FPAs to be considered an expense subject to the 2014 speech rather than an issuance cost for those instruments.

(g)	On page F-44, you state, “In connection with the Merger, the transactions that occurred concurrently with the closing date of the Merger were reflected “on the line”. “On the line” describes those transactions triggered by the consummation of the Merger that are not recognized in the consolidated financial statements of the Predecessor nor the Successor...” The 2014 speech referenced in your response letter speaks solely to expenses incurred. Tell us how you contemplated this distinction in your assessment of "on the line" treatment.

(h)	As part of your accounting determination, tell us how you considered that there is an ongoing mark to market gain or loss to be reported in the Successor’s statement of operations associated with several of these instruments versus a one-time expense contingent on the consummation of the change-in-control event (e.g., investment bank success fees).

April 2, 2024

(i)	Tell us how much cash you received in connection with the New Money PIPE that was available for your use.

(j)	Tell us what the cash received in connection with the New Money PIPE will be used for.

(k)	Tell us what the future expected cash proceeds from the FPA and Subscription agreements were as of inception, September 30, 2023, and the current date.

(l)	Tell us what the future cash expected to be received from the FPA and Subscription agreements will be used for.

(m)	Provide the calculations of Stock-compensation for Class B Founder Shares in the amounts of $(34,362,000) included in the Accumulated Deficit column presented in the table on page F-45.

(n)	As part of your response, tell us how you considered the accounting literature applicable to reporting each acquired IPR&D and loss on consolidation in determining that “on the line” treatment was appropriate.

(o)	Regarding the FPAs, on page F-53, you state, “...the initial value of the derivative of $32.3 million and the loss on issuance of $6.0 million recorded as a loss “on the line” in the Successor’s opening accumulated deficit." Tell us and revise to clearly explain the difference between initial valuation and loss on issuance. Explain how these amounts were separately valued.

(p)	On page F-54, you state, "The Company recorded a loss of $ 13.7 million on the line in the Successor’s opening accumulated deficit related to issuance of common shares underlying the Committed Financing Agreements equal to the market price of the stock on the Closing Date less the purchase price of $ 7.00 per share." Explain the difference between the $13,700,000 and the $36,097,000 reported in your table on page F-45 for Shares issued for Committed Financing. Given the Committed Financing was originally for $20 million of interim convertible notes, tell us and revise to clearly explain the reasons for the loss or expense recorded of $36,097,000 or $13,700,000. Identify what this loss or expense represents and how this amount was triggered by or is in connection with the merger itself. Also, tell us and revise to disclose how the $61,097,000 increase to Additional Paid in Capital in your table on page F-45 was calculated.

(q)	Tell us the extent to which the classification of any of the items reported “on the line” would affect your ability to meet listing requirements, debt covenants, management compensatory targets, other contractual requirements, or other significant targets.

Response to 14: The Company respectfully refers the Staff to the Company’s response letter filed on February 27, 2024.

April 2, 2024

General

15.	We note your revisions throughout regarding the operation of the Forward Purchase Agreements, and we refer you to the fourth and fifth bullets of prior comment 11, which we reissue in part:

(a)	Please revise your disclosure where appropriate to clearly identify "best-case" and "worst-case" scenarios for each party with respect to the various rights and obligations under the FPAs and describe any assumptions on which the scenarios you present are based. We continue to believe that it would be useful to present this disclosure in tabular form.

(b)	Summarize any additional payments and share issuances that you may be required to make under the FPAs, including upon maturity, and provide examples to demonstrate how such amounts will be determined.

Response to 15: The Company respectfully acknowledges the Staff’s comment and notes that, as of March 18, 2024, the Forward Purchase Agreements have been terminated. Therefore, the Company believes that the requested disclosure is no longer relevant.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (714) 755-8008 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Drew Capurro
Drew Capurro
of LATHAM & WATKINS LLP

cc:	(via email)

Marc Forth, Chief Executive Officer, AEON Biopharma, Inc.

Alex Wilson, Esq., Executive Vice President, Chief Legal Officer, AEON Biopharma, Inc.

B. Shayne Kennedy, Esq., Latham & Watkins LLP

Eric Hanzich, Esq., Latham & Watkins LLP